Corporate Headquarters: 1526 Cole Boulevard Suite 300 Golden, Colorado 80401 Telephone: 303-233-3500 Facsimile: 303-235-4399 website: www.acttel.com

December 1, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006

File No. 0-27560

Dear Mr. Spirgel:

I am writing to confirm ACT Teleconferencing, Inc.’s (“ACT”) proposed schedule for responding to comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Executive Officer Mr. Gene Warren dated November 3, 2006 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The reason for our delayed response is twofold. Mr. Warren was out of the country for an extended period of time and is currently out of the office due to health issues. Additionally, I was hired as the Company’s new Chief Financial Officer, as of November 28, 2006. Based on the foregoing, the Company needs adequate time to properly address your questions.

As discussed in a telephone conversation between Beth Nogues of ACT and Inessa Kessman, Senior Staff Accountant of the SEC, on November 28, 2006 the Company was directed to respond or to formally extend its response by December 1, 2006. ACT plans to respond to the Comment Letter on or before December 22, 2006.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia

Chief Financial Officer

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